January 19, 2017

Lisa Larkin

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

State Trust; File Nos. 333-212580, 811-23173

Dear Ms. Larkin:

On July 19, 2016, State Trust (the “Trust”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 on Form N-1A on behalf of the 1-3 Month Enhanced Short Duration Mutual Fund (the “Fund”), a series of the Trust.  The Trust has previously revised the disclosure in its prospectus and Statement of Additional information in response to comments given by you.  On January 12, 2017 and January 17, 2017, you provided additional follow-up comments related to prior correspondence and the disclosure changes noted above.  Your most recent comments are summarized below, with corresponding responses following each comment.  Any comment-related revisions have been carried over to all relevant parts of the registration statement.  In addition, capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Prospectus.

Prospectus

Comment 1:  In response to previous comments from the staff, the first paragraph under “Principal Investment Strategies” in the summary prospectus and the first paragraph under “More about the Fund’s Principal Investment Strategies” in the statutory prospectus have each been modified to read as follows:

Under normal market conditions, the Fund primarily invests its net assets  (exclusive of proceeds (collateral) received with respect to securities lending, repurchase agreements and reverse repurchase agreement transactions) in U.S. Treasury securities, which include bills, notes, and bonds issued by the U.S. Treasury, that have remaining maturities of greater than or equal to one week and less than three months.  However, because the Fund will also hold securities with maturities greater than three months, it will, under normal market conditions, maintain a portfolio with a dollar weighted average maturity of at least 90 days. The portfolio manager may adjust the Fund’s portfolio duration within the stated limit based on current and anticipated changes in interest rates. In addition, under normal market conditions, the Fund will hold at least one U.S. Treasury security with a maturity of at least 14 months, as measured at the time of purchase.  U.S. Treasury securities are backed by the “full faith and credit” of the U.S. Government, which means that the U.S. Government guarantees that the interest and principal will be paid when due. All of the Fund’s assets will be invested in U.S. dollar-denominated securities.

Practically speaking, what will the portfolio look like under normal market conditions?

Craig.Foster@ThompsonHine.com Fax: 614.469.3361 Phone: 614.469.3280

Response:  Under normal market conditions, it is anticipated that the Fund will hold the majority of its assets in U.S. Treasury securities with remaining maturities of three months, and the balance of the Fund’s portfolio will consist of a mixture of cash, instruments with remaining maturities of less than three months, and instruments with remaining maturities of longer than three months, including some exposure to instruments with substantially longer maturities (i.e., longer than 14 months).

Furthermore, the Fund has modified the cited disclosure in its entirety to read as follows:

Under normal market conditions, the Fund primarily invests its net assets  (exclusive of proceeds (collateral) received with respect to securities lending, repurchase agreements and reverse repurchase agreement transactions) in U.S. Treasury securities, which include bills, notes, and bonds issued by the U.S. Treasury, that have remaining maturities of three months.  The balance of the Fund’s portfolio will consist of a mixture of cash, instruments with remaining maturities of less than three months, and instruments with remaining maturities of longer than three months. In addition, under normal market conditions, the Fund will hold at least one U.S. Treasury security with a maturity of at least 14 months, as measured at the time of purchase, and the Fund will maintain a portfolio with a dollar weighted average maturity of at least 90 days. The portfolio manager may adjust the dollar weighted average maturity of the Fund’s portfolio within the stated limit based on current and anticipated changes in interest rates. The foregoing specific maturity lengths are described as measured at the time of purchase. U.S. Treasury securities are backed by the “full faith and credit” of the U.S. Government, which means that the U.S. Government guarantees that the interest and principal will be paid when due. All of the Fund’s assets will be invested in U.S. dollar-denominated securities.

In addition, the Fund has deleted each instance of the following language from the Prospectus:

Under normal market conditions, the Fund will invest not less than 80% of its net assets (exclusive of collateral with respect to securities lending, repurchase and reverse repurchase agreement transactions), plus any borrowings for investment purposes, in U.S. Treasury securities, which include bills, notes, and bonds issued by the U.S. Treasury, that have remaining maturities of greater than or equal to one month and less than three months.

Comment:  Does “primarily” mean around 51% or much more than that?

Response:  It is expected that, under normal market conditions, the Fund will hold substantially more than 51% of its assets in U.S. Treasury securities with remaining maturities of three months.  However, the Fund wishes to retain the flexibility to hold at least 51% in such assets.

Comment:  What percent of holdings will have a weighted average maturity of greater than 60 days?  What percent of holdings will have a weighted average maturity of greater than 90 days?

Response:  Under normal market conditions, it is anticipated that the substantial majority of holdings will have a weighted average maturity of greater than 60 days and a majority of holdings will have a weighted average maturity of 90 days or greater.

Comment:  We note that you state “In addition, under normal market conditions, the Fund will hold at least one U.S. Treasury security with a maturity of at least 14 months, as measured at the time of purchase.”  Why is the threshold of “at least one” so low?

Response:  The Fund targets only limited exposure to securities with longer term maturities.

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The Trust has authorized me to convey to you that it acknowledges the following:

1.

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.

The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

______________________________________

If you have any questions or additional comments, please call the undersigned at 614-469-3280.

Very truly yours,

/s/ Craig A. Foster

cc:    Ofer Abarbanel

JoAnn M. Strasser